- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ----------------

                                SCHEDULE 14D-9
                              (AMENDMENT NO. 4)
                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934
                                ----------------
                          SPRINGHILL LAKE INVESTORS
                             LIMITED PARTNERSHIP
                          (Name of Subject Company)

                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                    (CUSIP Number of Class of Securities)
                                ----------------
                          RICHARD J. MCCREADY, ESQ.
                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                     C/O THREE WINTHROP PROPERTIES, INC.
                           ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS 02110
                                (617) 330-8600
                (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                ----------------
- -------------------------------------------------------------------------------

   This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 1, 1995, as amended (the "Schedule 14D-9"), of Springhill Lake Investors Limited Partnership. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   On March 7, 1995, the United States District Court for the District of Maryland held a hearing on a motion to preliminarily enjoin (i.e. stop) the Aquarius Offer. The motion for a preliminary injunction was brought by the plaintiff, a single Limited Partner, based on allegations in the complaint brought with the assistance and cooperation of Greenbelt (an affiliate of Lerner) that Three Winthrop was in violation of Rule 13e-3 promulgated under the Securities Exchange Act of 1934 and that Three Winthrop had breached its fiduciary duty to the Limited Partners. Counsel for Greenbelt appeared and argued in support of the preliminary injunction. At the conclusion of the hearing, the judge denied the motion for a preliminary injunction, as well as denying a motion for a temporary restraining order brought by the Limited Partner and Greenbelt in an amended complaint filed the day of the hearing. Among other things, the judge found that there was no irreparable injury to the Limited Partners if the Aquarius Offer were allowed to proceed.

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                        SPRINGHILL LAKE INVESTORS LIMITED
                        PARTNERSHIP

                        By: Three Winthrop Properties, Inc.
                            Managing General Partner

                        By: /s/ Philip J. Brannigan, Jr.
                            -----------------------------
                            Name: Philip J. Brannigan, Jr.
                            Title:  Vice President

Date:  March 10, 1995

                                2